Exhibit 99.7

                                        BEP PROPERTY HOLDINGS LIMITED

                                        CONSOLIDATED FINANCIAL STATEMENTS

                                        FOR THE YEARS ENDED 31 DECEMBER 2004, 2003 AND 2002 (UNAUDITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE DIRECTORS OF BEP PROPERTY HOLDINGS LIMITED

We have audited the accompanying group balance sheet of BEP Property Holdings Limited as of 31 December 2004 and the related group profit and loss account and group statement of total recognised gains and losses and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit so as to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BEP Property Holdings Limited as at 31 December 2004 and the consolidated results of its operations and it consolidated cash flows for the year then ended, in conformity with accounting  principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 22 of the Notes to the Financial Statements).

UHY Hacker Young	St Alphage House
Chartered Accountants	2 Fore Street
Registered Auditors	London EC2Y 5DH

May 31 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE DIRECTORS OF BEP PROPERTY HOLDINGS LIMITED

We have audited the accompanying group balance sheet of BEP Property Holdings Limited as of 31 December 2003 and the related group profit and loss account and group statement of total recognised gains and losses and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BEP Property Holdings Limited as at 31 December 2003 and the consolidated results of its operations and it consolidated cash flows for the year then ended, in conformity with accounting  principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 22 of the Notes to the Financial Statements).

Jersey, Channel Islands	ERNST & YOUNG LLP

28 June 2004

BEP PROPERTY HOLDINGS LIMITED

GROUP PROFIT AND LOSS ACCOUNT

			Year ended 31 December
					Unaudited
			2004	2003	2002
	Notes		£000	£000	£000

Turnover	2		1,463	5,282	8,714
Cost of sales			(660)	(1,607)	(2,144)

Gross profit			803	3,675	6,570
Administrative expenses			(317)	(449)	(636)
Amortisation of goodwill	10		—	(165)	(164)

Group operating profit			486	3,061	5,770
Profit on sale of properties			4,865	12,303	7,643
Gain on sale of subsidiary companies	20(e	)	632	476	—

Profit on ordinary activities before interest			5,983	15,840	13,413
Interest receivable and similar income			142	75	88
Interest payable and similar charges	3		(1,123)	(4,331)	(7,598)

Profit on ordinary activities before taxation	4		5,002	11,584	5,903
Taxation	7		(352)	(275)	(1,411)

Profit on ordinary activities after taxation (i)			4,650	11,309	4,492
Dividends	8		(10,024)	(6,464)	—

(Loss)/profit retained for the year	17		(5,374)	4,845	4,492

All the amounts relate to continuing activities.

(i)         A summary of the adjustments to (loss)/profit on ordinary activities after taxation that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in United Kingdom is set out in Note 22 of the Notes to the Financial Statements.

BEP PROPERTY HOLDINGS LIMITED

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended 31 December
			Unaudited
	2004	2003	2002
	£000	£000	£000

Profit on ordinary activities after taxation	4,650	11,309	4,492
Unrealised surplus on revaluation of properties	—	—	1,687

Total recognised gains and losses for the year	4,650	11,309	6,179

Note of historical cost profits and losses

	Year ended 31 December
			Unaudited
	2004	2003	2002
	£000	£000	£000

Reported profit on ordinary activities before taxation	5,002	11,584	5,903
Realisation of property revaluation gains of previous years	—	1,687	—

Historical cost profit on ordinary activities before tax	5,002	13,271	5,903

Historical cost (loss)/profit for the year retained after taxation and dividends	(5,374)	6,532	4,492

BEP PROPERTY HOLDINGS LIMITED

GROUP BALANCE SHEET

			At 31 December
		2004	2003
	Notes	£000	£000

Fixed assets
Intangible fixed assets	10	—	—

		—	—

Current assets
Stock	11	2,007	23,673
Debtors	12	819	1,859
Cash at bank and in hand	13	3,355	4,328

		6,181	29,860
Creditors: amounts falling due within one year	14	(1,350)	(3,718)

Net current assets		4,831	26,142

Total assets less current liabilities		4,831	26,142

Creditors: amounts falling due after more than one year	15	—	(15,937)

		4,831	10,205

Capital and reserves
Called up share capital	16	—	—
Share premium account	17	10	10
Revaluation reserve	17	—	—
Profit and loss account	17	4,821	10,195

Equity shareholders’ funds (i)	18	4,831	10,205

(i) A summary of the adjustments to equity shareholders’ funds that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in United Kingdom is set out in Note 22 of the Notes to the Financial Statements.

BEP PROPERTY HOLDINGS LIMITED

GROUP CASH FLOW STATEMENT

			Year ended 31 December
					Unaudited
			2004	2003	2002
	Notes		£000	£000	£000
Reconciliation of operating profit to net cash inflow from operating activities
Group operating profit			486	3,061	5,770
Decrease in debtors			888	1,122	704
Decrease in creditors			(923)	(1,612)	(1,622)
Amortisation of goodwill			—	165	164

Net cash inflow from operating activities			451	2,736	5,016

Statement of cash flows
Net cash inflow from operating activities			451	2,736	5,016
Returns on investments and servicing of finance	20(a	)	(1,186)	(4,537)	(8,104)
Taxation			(1,390)	(106)	—
Capital expenditure and financial investment	20(a	)	26,532	48,251	49,211

Acquisitions and disposals	20(a	)	782	17,428	—

Equity dividends paid			(10,024)	(6,464)	—

			15,165	57,308	46,123

Management of liquid resources	20(a	)	525	238	66

Financing	20(a	)	(16,240)	(54,089)	(48,222)

(Decrease)/increase in cash			(550)	3,457	(2,033)

Reconciliation of net cash flow to movement in net debt

			Year ended 31 December
					Unaudited
			2004	2003	2002
	Notes		£000	£000	£000

(Decrease)/increase in cash in the year			(549)	3,457	(2,033)
Repayment of loans			16,240	54,089	48,222
Decrease in liquid resources			(525)	(238)	(66)

Change in net debt resulting from cash flows	20(b	)	15,166	57,308	46,123
Non-cash movement in financing charges	20(b	)	(302)	(307)	(305)

Change in net debt			14,864	57,001	45,818
Net debt at 1 January	20(b	)	(11,641)	(68,642)	(114,460)

Net debt at 31 December	20(b	)	3,223	(11,641)	(68,642)

The significant differences between the cash flow statements presented above and those required under United States generally accepted accounting principles are set out in Note 22 of the Notes to the Financial Statements.

BEP PROPERTY HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

1.         Accounting policies

The financial statements have been prepared under the historical cost convention, modified to include the revaluation of investment properties, and in accordance with applicable United Kingdom accounting standards.

            Nature of operations and basis of consolidation

The group’s properties, all of which are shopping centres located in the United Kingdom, are held as stock.  During 2004, one property was sold and the board of directors will continue their adopted policy of positioning the remaining shopping centre for eventual sale.

The group financial statements incorporate the financial statements of the company and its subsidiaries all of which are prepared to 31 December.  On the acquisition of a subsidiary, fair values reflecting conditions at the date of acquisition are attributed to the identifiable net assets acquired.  When the cost of the acquisition exceeds the fair values attributable to the group’s share of such net assets, the difference is treated as purchased goodwill.  This is capitalised and amortised on a straight-line basis over its estimated useful economic life, not exceeding a period of 20 years in accordance with FRS 10.

Property sales

Income from the sale of property is recognised upon completion and all profits and losses are taken to the profit and loss account in accordance with FRS 3.

Finance fees

Finance fees are expensed to the profit and loss account at a constant rate on the carrying amount.

Investment properties

Investment properties are accounted for in accordance with SSAP 19, as follows:

i)                             investment properties are externally valued annually.  The surplus or deficit on revaluation is transferred to the revaluation reserve unless a deficit below original cost, or its reversal, on an individual investment property is expected to be permanent, in which case it is recognised in the profit and loss account for the year; and

ii)                          no depreciation is provided in respect of leasehold investment properties where the lease has over 20 years to run.

Although the Companies Act would normally require the systematic annual depreciation of fixed assets, the directors believe that the policy of not providing depreciation is necessary in order for the financial statements to give a true and fair view, since the current value of investment properties, and changes to that current value, are of prime importance rather than a calculation of systematic annual depreciation.  Depreciation is only one of many factors reflected in the annual valuation, and the amount which might otherwise have been included cannot be separately identified or quantified.

Stock

Trading properties are stated at the lower of cost and net realisable value.

1.         Accounting policies (continued)

Revenue recognition

Turnover comprises rental income derived from properties owned.  Rental income is demanded quarterly in advance from tenants and is recognised as turnover when earned.

Debtors

All provisions for doubtful debts are specific to individual tenants.  The provision for doubtful debts was £409,189 and £332,000 at 31 December 2004 and 2003, respectively.

Deferred taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, with the following exceptions:

•      Provision is made for gains on disposal of fixed assets that have been rolled over into replacement assets only where, at the balance sheet date, there is a commitment to dispose of the replacement assets with no likely subsequent roll over or capital losses.

•      Provision is made for gains on revalued fixed assets only where there is a commitment to dispose of the revalued assets and the attributable gain can neither be rolled over nor eliminated by capital losses.

•      Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the rates that are expected to apply in the years in which timing differences reverse, based on tax rates and the laws enacted or substantively enacted at the balance sheet date.

Pensions

On 10 March 2001, the Trustees of the pension scheme resolved to wind up the pension scheme.  A final amount of £170,000 was paid by the company to the pension fund in September 2001 with the intention of increasing the minimum funding requirement level to 100%.  The Trustees then purchased annuities to secure the accrued benefits within the scheme to the extent permitted by the available assets.  The directors of the company consider that the pension fund is fully funded.

Following the Trustees’ resolution to wind up the pension scheme and the directors and the staff who were members of the scheme having now all terminated their employment, the pension deficit has now been fully recognised.  As a result of these actions, the directors of the company consider that the company no longer has any remaining future obligations associated with the pension fund and has mitigated all significant risks associated with the winding up of the scheme.

On 13 February 2004, the defined benefit pension scheme operated by the company was wound up.  All professional fees and expenses have been met from the assets of the scheme.  All assets and liabilities of this scheme have now been discharged..

2.         Turnover, profit and net assets

Turnover, profit before taxation and net assets are attributable to one activity; the ownership and management of investment and trading properties in the United Kingdom.

Turnover comprises the following component:

			Unaudited
	2004	2003	2002
	£000	£000	£000

Rental income	1,463	5,282	8,714

3.         Interest payable and similar charges

			Unaudited
	2004	2003	2002
	£000	£000	£000

Interest payable on bank overdraft and
loans wholly repayable within five years	820	3,727	7,286
Finance fees	303	604	312

	1,123	4,331	7,598

4.         Profit/(loss) on ordinary activities before taxation

This is arrived at after charging:

			Unaudited
	2004	2003	2002
	£000	£000	£000

Auditors’ remuneration
- audit services	48	53	64
- non-audit services	32	39	84
Amortisation of goodwill	—	165	164
Cost of sales
- property expenditure	660	1,607	2,144

5.         Staff costs

No staff received any salaries during the year (2003 and 2002 (unaudited): £nil).

			Unaudited
	2004	2003	2002
Average number of employees, including directors during the year was:	9	9	9

6.         Directors’ remuneration

No directors received any emoluments during the year, (2003 and 2002 (unaudited): £nil).

7.         Taxation

The company’s liability in Jersey taxation is limited to the exempt company fee, currently fixed at £600 per annum.  This fee is disclosed within administrative expenses.

(a)                      Tax on profit/(loss) on ordinary activities

The tax charge is made up as follows:

			Unaudited
	2004	2003	2002
	£000	£000	£000

Corporation tax
- Current year	97	—	—
- Prior year	70	—	—
Overseas tax
- Current year	(185)	1,188	1,411
- Prior year	370	(913)	—

	352	275	1,411

7.         Taxation (continued)

(b)                     Factors affecting the current tax charge for the year

The tax assessed on the profit on ordinary activities for the year is different than the standard rate of corporation tax in Jersey of 20% (2003: 20%; 2002: 20% unaudited).  The differences are explained below:

			Unaudited
	2004	2003	2002
	£000	£000	£000

Profit on ordinary activities before tax	5,002	11,584	5,903
Profit on ordinary activities multiplied by the standard rate of corporation tax in Jersey	1,000	2,317	1,181

Effects of:
Disallowed expenses	12	40	152
Non-taxable income	(778)	(1,127)	282
Chargeable gains in excess of booked profits	97	307	(9)
Gains covered by loss brought forward	(126)	—	—
Brought forward tax losses utilised	(574)	(1,300)	(334)
Unrelieved tax losses	298	840	—
Higher tax rate on overseas earning	(17)	111	139
Adjustments to tax charge in respect of prior years	440	(913)	—

	352	275	1,411

(c)                      Factors that may affect future tax charges

The group has carried forward tax losses of £9.8 million and capital losses of £1.7 million.  In accordance with FRS 19, no deferred tax asset is recognised in respect of these losses, as it is not likely there will be suitable future taxable profits in the legal entities that give rise to the losses.

8.         Dividends

			Unaudited
	2004	2003	2002
	£000	£000	£000
Dividends:
Equity dividends paid on ordinary shares	10,024	6,464	—

9.         Investment properties

Long
	Freehold	leasehold	Total
	£’000	£’000	£’000

At 1 January 2003 (unaudited)	—	17,500	17,500
Additions	—	—	—
Disposals	—	(17,500)	(17,500)

At 31 December 2003	—	—	—

At 31 December 2004	—	—	—

The group’s investment properties were valued at 31 December 2002 by Colliers Conrad Ritblat Erdman, Chartered Surveyors, at open market value.  The book value of properties has been adjusted to give effect to these valuations and the resulting surplus or deficit transferred to the revaluation reserve.

10.       Intangible fixed asset

Goodwill
£000
Cost
At 1 January and 31 December 2003 and 31 December 2004	494

Amortisation
At 1 January 2003	329
Provided during the year ended 31 December 2003	165

At 31 December 2003 and 31 December 2004	494

Net book value
At 31 December 2003 and 31 December 2004	—

11.       Stock

Trading properties	£000

At 1 January 2003	59,621
Additions	658
Disposals	(36,606)

At 31 December 2003	23,673
Additions	432
Disposals	(22,098)

At 31 December 2004	2,007

12.       Debtors

	2004	2003
	£000	£000

Trade debtors	431	1,055
Other debtors	315	594
Prepayments	30	30
VAT recoverable	43	180

	819	1,859

13.       Cash at bank and in hand

Cash at bank and in hand within the group includes bank deposits of £nil (2003: £526,000) held as security for bank loans.

14.       Creditors: amounts falling due within one year

	2004	2003
	£000	£000

Bank overdrafts	132	30
Other creditors	44	346
Other tax and social security	121	144
Accruals and deferred income	565	1,668
Corporation tax	488	1,530

	1,350	3,718

15.       Creditors: amounts falling due after more than one year

	2004	2003
	£000	£000
Bank loans:
Amounts repayable in more than two but not more than five years	—	16,240
Less: issue costs	—	(303)

	—	15,937

16.       Share capital

	2004	2003
	Number	Number

Authorised
Ordinary shares of 1p each	5,000,000	5,000,000

	£	£
Allotted, called up and fully paid
Ordinary shares of 1p each	100	100

17.       Reserves

	Share	Revaluation	Profit and
	premium	reserve	loss reserve
	£000	£000	£000

At 1 January 2002 (unaudited)	10	—	(829)
Revaluation of investment properties for the year (unaudited)	—	1,687	—
Profit retained for the year (unaudited)	—	—	4,492

At 31 December 2002 (unaudited)	10	1,687	3,663
Revaluation of investment properties for the year	—	(1,687)	1,687
Profit retained for the year	—	—	4,845

At 31 December 2003	10	—	10,195
Loss retained for the year	—	—	(5,374)

At 31 December 2004	10	—	4,821

18.       Reconciliation of movements in shareholders’ funds

			Unaudited
	2004	2003	2002
	£000	£000	£000

Profit after taxation for the financial year	4,650	11,309	4,492
Dividend	(10,024)	(6,464)	—
Unrealised surplus on revaluation of properties	—	—	1,687

Net movement in shareholders’ funds	(5,374)	4,845	6,179
Opening shareholders’ funds	10,205	5,360	(819)

Closing shareholders’ funds	4,831	10,205	5,360

19.       Pension scheme

Disclosure for the year ended 31 December 2004

On 13 February 2004 the defined benefit pension scheme operated by a group company was wound up by the trustees of the scheme.  All professional fees and expenses have been met from the assets of the scheme.  All assets and liabilities of the scheme have now been discharged.  The following disclosures relate to two prior years and have been included for comparative purposes.

A group company operated a defined benefit pension scheme for past employees, directors and senior staff.  The pension scheme was established under an irrevocable Deed of Trust by Bourne End Properties Limited and was managed by Legal and General Assurance Society Limited.  The contributions were made to the scheme on the advice of Legal and General Assurance Society Limited and in 2003 and 2002 £nil was charged to the profit and loss account.  No assets or liabilities were recorded in the balance sheet at 31 December 2004 and 2003, under SSAP 24.  The most recent actuarial valuation was carried out at 1 January 2000 and indicated that the assets of the scheme exceeded the liabilities.  The directors and staff who were members of the scheme have now all terminated their employment with the group and the scheme has now been wound up.

Members have been advised of their entitlement under the scheme which replaced their previous entitlements to scale benefits as defined in the scheme rules.

As the scheme was wound up on 13 February 2004, it is not possible to provide additional disclosures under FRS 17 at 31 December 2004.  The following is disclosed for comparative purposes only and has been extracted from the 2003 and 2002 financial statements of the group.

19.       Pension scheme (continued)

Disclosure for the year ended 31 December 2003

A group company operates a defined benefit pension scheme for past employees, directors and senior staff.  The pension scheme is established under an irrevocable Deed of Trust by Bourne End Properties Limited and is managed by Legal and General Assurance Society Limited.  The contributions made to the scheme on the advice of Legal and General Assurance Society Limited and charged to the profit and loss account in 2003 were £nil (2002: £nil, unaudited; 2001: £nil, unaudited).  No assets or liabilities were recorded in the balance sheet at 31 December 2003, under SSAP 24.  The most recent actuarial valuation was carried out at 1 January 2000 and indicated that the assets of the scheme exceeded the liabilities.  The directors and staff who were members of the scheme have now all terminated their employment with the group and the scheme is in the course of being wound up.  Members have been advised of their entitlement under the scheme which replaced their previous entitlements to scale benefits as defined in the scheme rules.

The additional disclosures required by FRS 17 are set out below:

	2003	2002
		Unaudited
Major assumptions:
Rate of general increase in salaries	n/a	n/a
Rate of increase to pensions in payment	5%	5%
Rate of increase to deferred pensions	n/a	n/a
Discount rate for scheme liabilities	5.3%	5.4%
Inflation	n/a	n/a

Assumptions for the rate of general increase in salaries and inflation are not relevant as all non-pensioners are deferred members at 31 December 2003.

The expected long-term rate of returns and market values of the assets of the significant defined benefit plan at 31 December 2002 and 31 December 2003 were as follows:

	Expected		Expected
	long-term		long-term
	rate of return	Market value	rate of return	Market value
	2003	2003	2002	2002
			(unaudited)	(unaudited)
	%	£	%	£
Market value of assets:
Value of secured pensions	5.3	1,093,000	5.4	1,011,000
Other	n/a	—	4.0	716,000

		1,093,000		1,727,000
Present value of scheme liabilities		(1,093,000)		(1,727,000)

Deficit in the plan		—		—

Current services cost

Since no further benefits accrued to members during the accounting year, the current service is nil.

19.       Pension scheme (continued)

Disclosure for the year ended 31 December 2003 (continued)

Past service cost

During the accounting year, no past service benefit improvements were implemented.

Expected return on assets

The FRS 17 details in respect of the opening balance sheet included an expected return on the deposit administration contract, based on long term expectations, of 4.0% per annum.  The actual return over the accounting year has been approximately 5.3%.

Conversely, the expected return on the secured pensioners annuities was 5.4% but the actual return over the year has been approximately 6.1%.

Applying the rates to the value of assets held by the scheme at the beginning of the accounting year, and allowing for changes in the scheme assets during the year as a result of benefits paid out of the scheme, the expected monetary return over the year was approximately £66,000.

This is less than the actual return by approximately £14,000.  The difference is equivalent to 1.3% of the value of the scheme assets at the end of the accounting year.

Interest cost

The expected increase in the scheme liabilities over the accounting year arising because the benefits are a year closer to settlement, based on the discount rate and present value of the scheme liabilities at the beginning of the year is £71,000.  This increase takes account of changes in the scheme liabilities during the year.

Gains and losses on settlements and curtailments

During the accounting year, monies were transferred out in respect of the ten non-pensioner members that were in the scheme as at 31 December 2002.  However, these payments reflected the monies that had been allocated prior to 31 December 2002 and therefore left the surplus unchanged.

Actuarial gains and losses

The circumstances of the scheme are such that no differences have arisen between the assumptions made at the beginning of the year and the actual experience.

However, the assumptions used to value the closing balance sheet assets and liabilities differ from those used for the corresponding opening balance sheet values for the secured pensioners.  The revised assumptions have increased the deficit that would have been determined had the same assumptions been retained, by £7,000.  This difference is equivalent to 1.4% of the value of the scheme liabilities at the end of the accounting year.

Statement of total recognised gains and losses

The above items that make up the Statement of Total Recognised Gains and Losses are the difference between the expected and actual return on scheme assets, experience gains and losses arising on the scheme liabilities, and the effect of changes in the assumptions used to value the scheme liabilities.  The monetary amounts of these gains and losses, and their percentage of the value of the scheme liabilities (assets in the case of returns) at the end of the accounting year are summarised below.

19.       Pension scheme (continued)

Disclosure for the year ended 31 December 2003 (continued)

		Gain/(loss) as a% of the
		value of the liabilities/assets
	Amount of gain/(loss)	at the end of year

Return of assets	£14,000	0.3%
Experience	nil	nil
Changes in assumptions	(£7,000)	(0.6)%

Total	£7,000

Changes in the surplus over the year

The changes in the surplus over the year are analysed below:

£

Surplus/(deficit) at 1 January 2003	—
Current service cost	—
Past service cost	—
Expected return on assets	66,000
Interest cost	(71,000)
Gain/(loss) on settlements/curtailments	—
Actuarial gains	7,000
Employer contributions (net of charges)	(2,000)

Surplus/(deficit) at 31 December 2003	—

Reconciliation of net assets and reserves under FRS 17

At 31 December 2003, the net assets and profit and loss reserves of the group including defined benefit assets/liabilities were the same as the net assets and profit and loss reserves as stated in the balance

Disclosure for the year ended 31 December 2002 (unaudited)

A group company operates a defined benefit pension scheme for past employees, directors and senior staff.  The pension scheme is established under an irrevocable Deed of Trust by Bourne End Properties Limited and is managed by Legal and General Assurance Society Limited.  The contributions made to the scheme on the advice of Legal and General Assurance Society Limited and charged to the profit and loss account in 2002 were £nil (2001: £187,524).  No assets or liabilities were recorded in the balance sheet at 31 December 2002, under SSAP 24.  The most recent actuarial valuation was carried out at 1 January 2000 and indicated that the assets of the scheme exceeded the liabilities.  The directors and staff who were members of the scheme have now all terminated their employment with the group and the scheme is in the course of being wound up.

Members have been advised of their entitlement under the scheme which replaced their previous entitlements to scale benefits as defined in the scheme rules.

The additional disclosures required by FRS 17 are set out below:

	2002	2001
Major assumptions:
Rate of general increase in salaries	n/a	n/a
Rate of increase to pensions in payment	5%	5%
Discount rate for scheme liabilities	5.4%	5.8%
Inflation	n/a	n/a

Assumptions for the rate of general increase in salaries and inflation are not relevant as all non-pensioners are deferred members at 31 December 2002.

The expected long-term rate of returns and market values of the assets of the significant defined benefit plan at 31 December 2001 and 31 December 2002 were as follows:

	Expected		Expected
	Long-term		long-term
	Rate of return	Market value	rate of return	Market value
	2002	2002	2001	2001
	%	£	%	£
Market value of assets:
Value of secured pensions	5.4	1,011,000	6.5	925,000
Other	4.0	716,000	5.8	957,000

		1,727,000		1,882,000
Present value of scheme liabilities		(1,727,000)		(2,211,000)

Deficit in the plan		—		(329,000)

Current services cost

Since no further benefits accrued to members during the accounting year, the current service is nil.

Past service cost

During the accounting year, no past service benefit improvements were implemented.

Expected return on assets

The FRS 17 details in respect of the opening balance sheet included an expected return on the deposit administration contract, based on long term expectations, of 6.5% per annum.  The actual return over the accounting year has been approximately 3.8%.

Conversely, the expected return on the secured pensioners annuities was 5.8% but the actual return over the year has been approximately 8.5%.

Applying the rates to the value of assets held by the scheme at the beginning of the accounting year, and allowing for changes in the scheme assets during the year as a result of benefits paid out of the scheme, the expected monetary return over the year was approximately £109,000.

This is less than the actual return by approximately £1,000.  The difference is equivalent to 0.1% of the value of the scheme assets at the end of the accounting year.

Interest cost

The expected increase in the scheme liabilities over the accounting year arising because the benefits are a year closer to settlement, based on the discount rate and present value of the scheme liabilities at the beginning of the year is £117,000.  This increase take account of changes in the scheme liabilities during the year.

Gains and losses on settlements and curtailments

During the accounting year, monies were transferred out in respect of a number of members in full and final settlement of their benefit entitlement as part of the winding up of the scheme.  This included one member for whom a retirement pension was secured.  These payments are regarded as settlements for the purposes of FRS 17.  In total these monies reduced the deficit by £30,000.

For those members remaining at the end of the accounting year, their liabilities became the monies allocated to them as part of the wind up of the scheme.  These allocated monies replace their previous entitlements to scale benefits and represent a curtailment for the purposes of FRS 17.  In total these monies reduced the deficit by £333,000.

Actuarial gains and losses

The circumstances of the scheme are such that no differences have arisen between the assumptions made at the beginning of the year and the actual experience.

However, the assumptions used to value the closing balance sheet assets and liabilities differ from those used for the corresponding opening balance sheet values for the secured pensioners.  The revised assumptions have increased the deficit that would have been determined had the same assumptions been retained, by £25,000.  This difference is equivalent to 1.4% of the value of the scheme liabilities at the end of the accounting year.

Statement of total recognised gains and losses

The above items that make up the Statement of Total Recognised Gains and Losses are the difference between the expected and actual return on scheme assets, experience gains and losses arising on the scheme liabilities, and the effect of changes in the assumptions used to value the scheme liabilities.  The monetary amounts of these gains and losses, and their percentage of the value of the scheme liabilities (assets in the case of returns) at the end of the accounting year are summarised below.

		Gain/(loss) as a% of the
		value of the liabilities/assets
	Amount of gain/(loss)	at the end of year

Return of assets	£1,000	0.1%
Experience	nil	0.0%
Changes in assumptions	(£25,000)	1.4%

Total	(£24,000)

Changes in the deficit over the year

The change in the deficit over the year is analysed below:

£

Deficit at 1 January 2002	(329,000)
Current service cost	—
Past service cost	—
Expected return on assets	109,000
Interest cost	(117,000)
Gain on settlements/curtailments	363,000
Actuarial losses	(24,000)
Employer contributions (net of charges)	(2,000)

Surplus/(deficit) at 31 December 2002	—

Reconciliation of net assets and reserves under FRS 17

At 31 December 2002 the net assets and profit and loss reserves of the group including defined assets/liabilities were the same as the net assets and profit and loss reserves as stated in the balance sheet.

20.       Notes to the cash flow statement

            (a)       Gross cash flows

			Unaudited
	2004	2003	2002
	£000	£000	£000

Returns on investments and servicing of finance
Interest received	141	75	87
Interest paid	(1,327)	(4,315)	(8,190)
Finance fees paid	—	(297)	(1)
	(1,186)	(4,537)	(8,104)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets	—	—	(63)
Receipts from sales of tangible fixed assets	—	—	9,164
Disposal of properties	26,964	48,909	40,120
Additions to trading stock	(432)	(658)	(10)
	26,532	48,251	49,211
Acquisitions and disposals
Disposal of subsidiaries	782	17,428	—
Management of liquid resources
Sale of current asset investments	525	238	66
Financing
Repayment of loans	(16,240)	(54,089)	(48,222)

20.       Notes to the cash flow statement (continued)

            (b)       Analysis of changes in net debt for the year to 31 December 2002 (unaudited)

	At			At
	1 January	Cash	Non-cash	31 December
	2002	flows	movements	2002
	£000	£000	£000	£000

Current asset investment	829	(66)	—	763
Cash at bank and in hand	2,359	(2,027)	—	332
Bank overdraft	(11)	(6)	—	(17)

	3,177	(2,099)	—	1,078
Debt due after one year	(117,637)	48,222	(305)	(69,720)

	(114,460)	46,123	(305)	(68,642)

            (c)       Analysis of changes in net debt for the year to 31 December 2003

	At			At
	1 January	Cash	Non-cash	31 December
	2003	flows	movements	2003
	£000	£000	£000	£000

Current asset investment	763	(238)	—	525
Cash at bank and in hand	332	3,470	—	3,802
Bank overdraft	(17)	(13)	—	(30)

	1,078	3,219	—	4,297
Debt due after one year	(69,720)	54,089	(307)	(15,938)

	(68,642)	57,308	(307)	(11,641)

            (d)       Analysis of changes in net debt for the year to 31 December 2004

	At			At
	1 January	Cash	Non-cash	31 December
	2004	flows	movements	2004
	£000	£000	£000	£000

Current asset investment	525	(525)	—	—
Cash at bank and in hand	3,802	(447)	—	3,355
Bank overdraft	(30)	(102)	—	(132)

	4,297	(1,074)	—	3,223
Debt due after one year	(15,938)	16,240	(302)	—

	(11,641)	15,166	(302)	3,223

            (e)       Disposal of investments

On 24 June 2003, the group completed the sale of Bourne End (Hounslow) Limited.  The disposal is analysed as follows:

£000

Fixed assets	17,500
Debtors	45
Creditors	(59)
17,386
Gain on disposal	476
17,862
Satisfied by:
Cash	17,428
Deferred payment	434
17,862

The profit attributable to members of the group includes profits of £21,000 earned by Bourne End (Hounslow) Limited up to the date of its disposal on 24 June 2003.

During 2003 Bourne End (Hounslow) Limited utilised £14,427 of the group’s net operating cash flows, paid £nil in respect of net returns on investment and servicing of finance and utilised £nil for capital expenditure and financial investment.

The tax effect in the profit and loss account relating to the sale of Bourne End (Hounslow) Limited was £nil due to the availability of brought forward tax losses.

During the year, the group received additional consideration of £632,000 in respect of the sale of Bourne End (Hounslow) Limited.  This follows the settlement of rent reviews at the property held by the company.

21.           Parent and ultimate undertaking

The company is immediately owned and ultimately controlled by Merrill Lynch (Jersey) Holdings Limited (registered in Jersey), BEP Islands Limited (registered in Jersey) and Greenbau Estuary Limited (registered in Jersey).  In the directors’ opinion, these entities jointly control the company as all significant financial and operational matters affecting the company require the consent of these entities.

22.                                 Reconciliation to accounting principles generally accepted in the United States

The financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”).  The following tables provide information relating to the effect on the financial statements had accounting principles generally accepted in the United States (“US GAAP”) been applied on profit and shareholders’ funds.

	Year ended	Year ended
	31 December	31 December

	2004	2003
	£000	£000
Reconciliation on net income/(loss)
Profit on ordinary activities after taxation (net income) as reported under UK GAAP:	4,650	11,309

Items having the effect of increasing reported income:
Amortisation of goodwill (1)	—	165
Gain on sale of properties (2)	1,982	3,615
Revaluation of properties (3)	—	1,687

Items having the effect of decreasing reported income:
Depreciation (4)	(350)	(1,516)
Impairment of goodwill	(64)	(158)

Net income under US GAAP	6,218	15,102

		At	At
		31 December	31 December
		2004	2003
		£000	£000

Reconciliation of shareholders’ funds

Shareholders’ funds under UK GAAP		4,831	10,205
Stock properties (3 and 4)		(217)	(1,849)
Goodwill	- Cost: Impairment under US GAAP (5)	(488)	(424)
	- Accumulated amortization: Accumulated amortization under UK GAAP (1)	494	494

Shareholders’ funds under US GAAP		4,620	8,426

22.           Reconciliation to accounting principles generally accepted in the United States (continued)

1)                          Goodwill

Under UK GAAP, and in accordance with Financial Reporting Standard 10 (FRS 10) “Goodwill and Intangible Assets”, goodwill arising on acquisitions on or after 1 January 1998 has been capitalised as an intangible asset.  Goodwill is amortised on a straight-line basis over its economic life, which the directors consider to be three years.  Under US GAAP, effective 1 January 2002, goodwill has been accounted for under Statement of Financial Position 142 “Goodwill and Intangible Assets” (SFAS 142).  Under SFAS 142 goodwill is capitalised and not amortised, but rather reviewed annually for impairment.  The adjustment eliminates the goodwill amortisation expense.

2)         Gain on sale of properties

Under UK GAAP, the gain or loss on sale is based on the carrying value of the asset which is not adjusted for annual depreciation.  Under US GAAP, the carrying value is based on the historical cost of the asset adjusted for annual depreciation charges over the period such asset is held by the group.  The adjustment reflects the gain based on the carrying value of the properties sold determined on a US GAAP basis.

3)         Revaluation of properties

Under UK GAAP, and in accordance with SSAP 19, investment properties are externally valued annually with the carrying value of the asset being adjusted for any surplus or deficit with a corresponding adjustment made to revaluation reserves within shareholders’ funds.  Under US GAAP, real estate investment properties are recorded at the lower of historical cost and net realisable value, with no recognition of unrealised increases in market value.  The adjustment reflects the elimination of the revaluation adjustments recorded under UK GAAP.

4)         Depreciation

Under UK GAAP, depreciation expense is not recorded in respect of investment properties or trading properties classified as stock.  Under US GAAP, long-lived assets, other than goodwill, that are held and used are depreciated on a straight-line basis over their estimated useful life which the directors consider to be 25 years.  The adjustment reflects the impact of recording depreciation on the properties under US GAAP.

5)         Impairment of goodwill

Under US GAAP, the group carried out an annual impairment review of all long-lived assets including goodwill.  The review takes into consideration changes to the property portfolio.  The main changes to the portfolio related to asset divestitures.  Based on the divestitures that took place together with planned future sales, the directors have determined that an impairment charge against the carrying value of goodwill determined under US GAAP in the amount of £64,000 (2003: £158,000) is required.  The original cost of goodwill in the amount of £494,000 has been reduced by cumulative impairment charges under US GAAP in the amount of £488,000 through 31 December 2004 (£424,000 through 31 December 2003).  No such impairment charges are required under UK GAAP as the carrying value of the goodwill has been reduced through periodic amortisation charges.

22.           Reconciliation to accounting principles generally accepted in the United States (continued)

6)         Cash flow statement

The consolidated statements of cash flows prepared under UK GAAP present substantially the same information as those required under US GAAP.  These statements differ, however, with regard to classification of items.

Under US GAAP, cash and cash equivalents include short-term liquid resources but not overdrafts or amounts held as security for bank loans.  Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investments, acquisitions and disposals, dividends, management of liquid resources and financing.  US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing.  Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP, would be included as operating activities under US GAAP.  The payments of dividends would be included as a financing activity under US GAAP.  Under US GAAP, capitalised interest is treated as part of the cost of the asset to which it relates and thus included as part of investing cash flows; under UK GAAP all interest is treated as part of returns on investments and servicing of finance.

	Year ended	Year ended
	31 December	31 December
	2004	2003
	£000	£000

Cash outflows from operating activities	(1,600)	(1,669)
Cash inflows from investing activities	27,314	65,679
Cash outflows from financing activities	(26,264)	(60,538)

Increase in cash and cash equivalents	(550)	3,472
Cash and cash equivalents at January 1	3,802	330

Cash and cash equivalents at December 31	3,252	3,802